CRYSTAL SYSTEMS SOLUTIONS ANNOUNCES 2003 ANNUAL SHAREHOLDERS' MEETING RESULTS

Herzlia, Israel -July 23, 2003 - Crystal Systems Solutions Ltd. (NASDAQ: CRYS), a global market leader in providing end-to-end IT modernization and cross platform rehosting solutions, held today its Annual Shareholders' Meeting.

All of the proposed resolutions on the agenda of the Meeting, as described in the Proxy Statement to Shareholders dated June 19, 2003, were approved by the required majority, including the name change to BluePhoenix Solutions.

About Crystal
Crystal Systems Solutions Ltd. (NASDAQ: CRYS) and its wholly owned subsidiary BluePhoenix Solutions develop and market cost effective Enterprise IT Modernization products and solutions that enable clients to extend the ROI of their existing systems through Understanding, Migration, Transformation and Development. The companies have offices throughout the world including the US, UK, Denmark, Germany, Italy, Netherlands, Israel and Cyprus.

For more information, please visit our web site at

www.crystal-sys.com or www.bphx.com

Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

This press release is also available at www.crystal-sys.com

All names and trademarks are their owners' property.

Contact: Iris Yahal +972-9-9526110